



D90/COMP SEC/RQ
15 August 2003

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2003
188
WASH. D.C. SECTION

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 4th July 2003 - 15th August 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since July 4, 2003 to August 15, 2003

1. Announcement dated July 7, 2003 regarding notification of directors interests.
2. Announcement dated July 8, 2003 regarding purchase of own securities.
3. Announcement dated July 9, 2003 regarding purchase of own securities.
4. Announcement dated July 10, 2003 regarding purchase of own securities.
5. Announcement dated July 11, 2003 regarding notification of directors' interests.
6. Announcement dated July 11, 2003 regarding notification of directors' interests.
7. Announcement dated July 11, 2003 regarding purchase of own securities.
8. Announcement dated July 14, 2003 regarding purchase of own securities.
9. Announcement dated July 15, 2003 regarding purchase of own securities.
10. Announcement dated July 16, 2003 regarding directors' shareholding.
11. Announcement dated July 16, 2003 regarding purchase of own securities.
12. Announcement dated July 21, 2003 regarding purchase of own securities.
13. Announcement dated July 21, 2003 regarding notification of directors' interests.
14. Announcement dated July 21, 2003 regarding purchase of own securities.
15. Announcement dated July 22, 2003 regarding notification of interests of directors and connected persons.

16. Announcement dated July 22, 2003 regarding purchase of own securities.
17. Announcement dated July 23, 2003 regarding notification of interests of directors and connected persons.
18. Announcement dated July 23, 2003 regarding purchase of own securities.
19. Announcement dated July 24, 2003 regarding trading update.
20. Announcement dated July 25, 2003 regarding purchase of own securities.
21. Announcement dated July 28, 2003 regarding purchase of own securities.
22. Announcement dated July 29, 2003 regarding notification of directors' interests.
23. Announcement dated July 29, 2003 regarding notification of interests of directors' and connected persons.
24. Announcement dated July 29, 2003 regarding notification of interests of directors and connected persons.
25. Announcement dated July 29, 2003 regarding purchase of own securities.
26. Announcement dated July 30, 2003 regarding purchase of own securities.
27. Announcement dated July 31, 2003 regarding purchase of own securities.
28. Announcement dated August 1, 2003 regarding purchase of own securities.
29. Announcement dated August 4, 2003 regarding purchase of own securities.
30. Announcement dated August 5, 2003 regarding purchase of own securities.
31. Announcement dated August 6, 2003 regarding purchase of own securities.
32. Announcement dated August 7, 2003 regarding purchase of own securities.
33. Announcement dated August 11, 2003 regarding purchase of own securities.
34. Announcement dates August 12, 2003 regarding purchase of own securities.
35. Announcement dates August 13, 2003 regarding purchase of own securities.
36. Announcement dates August 14, 2003 regarding purchase of own securities.

Documents filed by Boots Group PLC with the Registrar of Companies from July 4, 2003 to August 15 2003

37. Form 88(2)R in respect of an increase in share capital (dated 15 July 2003)
38. Two forms 169 in respect of returns by a company purchasing its own shares (dated 25 July 2003).
39. Special and Ordinary Resolutions of the Company (dated 15 August 2003)
40. Four forms 169 in respect of returns by a company purchasing its own shares (dated 15 August 2003).

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully



Ruth Quesnell
Company Secretarial Assistant



D90/COMP SEC/RQ
15 August 2003

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 4th July 2003 - 15th August 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since July 4, 2003 to August 15, 2003

1. Announcement dated July 7, 2003 regarding notification of directors interests.
2. Announcement dated July 8, 2003 regarding purchase of own securities.
3. Announcement dated July 9, 2003 regarding purchase of own securities.
4. Announcement dated July 10, 2003 regarding purchase of own securities.
5. Announcement dated July 11, 2003 regarding notification of directors' interests.
6. Announcement dated July 11, 2003 regarding notification of directors' interests.
7. Announcement dated July 11, 2003 regarding purchase of own securities.
8. Announcement dated July 14, 2003 regarding purchase of own securities.
9. Announcement dated July 15, 2003 regarding purchase of own securities.
10. Announcement dated July 16, 2003 regarding directors' shareholding.
11. Announcement dated July 16, 2003 regarding purchase of own securities.
12. Announcement dated July 21, 2003 regarding purchase of own securities.
13. Announcement dated July 21, 2003 regarding notification of directors' interests.
14. Announcement dated July 21, 2003 regarding purchase of own securities.
15. Announcement dated July 22, 2003 regarding notification of interests of directors and connected persons.

16. Announcement dated July 22, 2003 regarding purchase of own securities.

17. Announcement dated July 23, 2003 regarding notification of interests of directors and connected persons.

18. Announcement dated July 23, 2003 regarding purchase of own securities.

19. Announcement dated July 24, 2003 regarding trading update.

20. Announcement dated July 25, 2003 regarding purchase of own securities.

21. Announcement dated July 28, 2003 regarding purchase of own securities.

22. Announcement dated July 29, 2003 regarding notification of directors' interests.

23. Announcement dated July 29, 2003 regarding notification of interests of directors' and connected persons.

24. Announcement dated July 29, 2003 regarding notification of interests of directors and connected persons.

25. Announcement dated July 29, 2003 regarding purchase of own securities.

26. Announcement dated July 30, 2003 regarding purchase of own securities.

27. Announcement dated July 31, 2003 regarding purchase of own securities.

28. Announcement dated August 1, 2003 regarding purchase of own securities.

29. Announcement dated August 4, 2003 regarding purchase of own securities.

30. Announcement dated August 5, 2003 regarding purchase of own securities.

31. Announcement dated August 6, 2003 regarding purchase of own securities.

32. Announcement dated August 7, 2003 regarding purchase of own securities.

33. Announcement dated August 11, 2003 regarding purchase of own securities.

34. Announcement dates August 12, 2003 regarding purchase of own securities.

35. Announcement dates August 13, 2003 regarding purchase of own securities.

36. Announcement dates August 14, 2003 regarding purchase of own securities.

Documents filed by Boots Group PLC with the Registrar of Companies from July 4, 2003 to August 15 2003

37. Form 88(2)R in respect of an increase in share capital (dated 15 July 2003)

38. Two forms 169 in respect of returns by a company purchasing its own shares (dated 25 July 2003).

39. Special and Ordinary Resolutions of the Company (dated 15 August 2003)

40. Four forms 169 in respect of returns by a company purchasing its own shares (dated 15 August 2003).

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully



Ruth Quesnell
Company Secretarial Assistant

RNS The company news service from the London Stock Exchange

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:08 7 Jul 2003
Number	2462N

BOOTS GROUP PLC

7th July 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 7th July 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has decreased by 4,084 as a result of exercises by participants of rights under the Company All-Employee Share Scheme. This represents approximately 0.0005% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr P Bateman, Mr H Dodd and Mr A Smith.

As result of the movements referred to above the number of shares held by the Trust has fallen to 3,984,544 representing approximately 0.493% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,666,778.

END





82-34701

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:09 8 Jul 2003
Number	3206N

8th July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 8th July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 660.1043p per share. This brings the total number of shares purchased during this programme to 44,955,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:26 9 Jul 2003
Number	3770N

9th July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 9th July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 653.2300p per share. This brings the total number of shares purchased during this programme to 45,455,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:20 10 Jul 2003
Number	4328N

10th July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th July 2003, Boots Group PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 638.6447p per share. This brings the total number of shares purchased during this programme to 46,455,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:34 11 Jul 2003
Number	4490N

BOOTS GROUP PLC

11th July 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 11th July 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has decreased by 1,127 as a result of exercises by participants of rights under the company All-Employee Share Scheme. This represents approximately 0.0001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr P Bateman, Mr H Dodd and Mr A Smith.

As result of the movements referred to above the number of shares held by the Trust has fallen to 3,983,417 representing approximately 0.493% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,665,983.

END






82-34701



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Company	Headline	Embargo	Last Update
Boots Group PLC	Director Shareholding		15:25 11 Jul 03

Full Announcement Text

BOOTS GROUP PLC

11th July 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 11th July 2003, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Lim subsidiary of Boots Group PLC incorporated in Jersey) ("the Company"), has reduced by 158,339 as a result of transf have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0195% ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each exe Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the T question are: Mr. P. Bateman, Mr. H. Dodd, and Mr. A.P. Smith.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be int 1,278,482 representing approximately 0.157% of the current issued ordinary share capital of the Company.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:17 11 Jul 2003
Number	4914N

11th July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 11th July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 646.0000p per share. This brings the total number of shares purchased during this programme to 46,955,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:02 14 Jul 2003
Number	5411N

14th July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 14th July 2003, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 654.9337p per share. This brings the total number of shares purchased during this programme to 47,105,927.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:09 15 Jul 2003
Number	5942N

15th July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 15th July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 656.3260p per share. This brings the total number of shares purchased during this programme to 47,605,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:09 16 Jul 2003
Number	6339N

On 16th July 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 3,156 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.54. This represents approximately 0.0004% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. H. Dodd, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 3,156.

END





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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:06 16 Jul 2003
Number	6420N

16th July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 16th July 2003, Boots Group PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 645.5800p per share. This brings the total number of shares purchased during this programme to 48,355,927.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:11 21 Jul 2003
Number	7530N

21st July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 18th July 2003, Boots Group PLC acquired 235,000 ordinary shares in the company for cancellation. The price paid was 643.0202p per share. This brings the total number of shares purchased during this programme to 48,590,927.

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82-34701

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:52 21 Jul 2003
Number	7842N

BOOTS GROUP PLC

21st July 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 21st July 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has decreased by 540 as a result of exercises by participants of rights under the company All-Employee Share Scheme. This represents approximately 0.0001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr P Bateman, Mr H Dodd and Mr A Smith.

As result of the movements referred to above the number of shares held by the Trust has fallen to 3,982,877 representing approximately 0.496% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,665,659.

END





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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:12 21 Jul 2003
Number	7954N

21st July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 649.7234p per share. This brings the total number of shares purchased during this programme to 49,090,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:46 22 Jul 2003
Number	8151N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of director

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Patrick SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

3,041

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

1,255

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

Acquisition price = Nil
Sale price = £6.43

13) Date of transaction

18th July 2003

14) Date company informed

22nd July 2003

15) Total holding following this notification

135,606

16) Total percentage holding of issued class following this notification

0.016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell

Assistant Company Secretary
Date of Notification....22nd July 2003................................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:50 22 Jul 2003
Number	8436N

22nd July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 22nd July 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 653.9160p per share. This brings the total number of shares purchased during this programme to 49,340,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:10 23 Jul 2003
Number	8593N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of director

Jan BENNINK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Jan BENNINK

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Transfer

7) Number of shares/amount of stock acquired

10

8) Percentage of issued class

Minmal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

Nil (gift)

82-34701

13) Date of transaction

22nd July 2003

14) Date company informed

22nd July 2003

15) Total holding following this notification

10

16) Total percentage holding of issued class following this notification

Minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification
Michael Oliver

Company Secretary
Date of Notification.....23rd July 2003............................

END





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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:58 23 Jul 2003
Number	8959N

23rd July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 23rd July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 660.3408p per share. This brings the total number of shares purchased during this programme to 49,840,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Trading Update
Released	07:00 24 Jul 2003
Number	8880N

RNS Number:8880N
Boots Group PLC
24 July 2003

Update on Trading Performance
Q1 2003/04

Q1 sales growth:

	Actual %	
Boots Group PLC	4.8*	
		Like for Like %
Boots The Chemists	4.7	4.6
- Health	6.3	6.5
- Beauty & Toiletries	5.3	5.2
- Other	-1.2	-2.0
		Local currency %
Boots Healthcare International	10.0	7.6

* Continuing operations

John McGrath, Chief Executive of Boots Group PLC, commented:

'Boots The Chemists is trading well and fully meeting our expectations. We continue to see the positive effects of the improvements and investment we are making in the business. Boots Healthcare International is showing consistent good performance.'

The main features of the quarter were:

Boots The Chemists

Sales growth in Boots The Chemists in the quarter was 4.7%. Dispensing sales, up 8%, and strong cosmetics and fragrance growth, up 6%, were key contributors.

Toiletries sales continued to show good progress and the 'Lower Prices You'll Love' campaign performed in line with expectations. The expanded 'Sunshop' showed excellent sales growth helped by the hot weather in June, which also benefited sales of Food. This growth in Food, and in Baby merchandise, was offset by continued decline in Photo.

The later Easter increased the quarter's sales growth by approximately 0.4%.

Gross margin was ahead of both the same period last year and the final quarter of 2002/03 and is in line with our expectations for this stage of the year.

Progress in both investment and 'Getting in Shape' cost saving programmes is on track.

Boots Healthcare International

Boots Healthcare International sales were up 7.6% in local currency (+10% in sterling) with increases across all major brands.

ENDS

Howard Dodd, Chief Financial Officer, and Peter Baguley, Director of Investor Relations, will host a conference call for analysts at 08.30 BST.

UK dial in number: 0845 245 3471
International dial in number: +44 (0)1452 542 300
A replay facility will be available for seven days:
UK dial in number: 0845 245 5205
International dial in number: +44 (0)1452 550 000
US dial in number: 1866 276 1167
Access number: 314227#

For further information, please contact:

Investor Relations - Peter Baguley

Tel: 020 7495 2709	Between 07.00 am and 09.00 am
Tel: 020 7798 4440	Between 09.00 am and 1.00 pm
Mobile: 07770 440690	After 1.00 pm

Media - Donal McCabe or Katie MacDonald-Smith

Tel: 020 7495 2709	Between 07.00 am and 09.00 am
Tel: 020 7798 4440	Between 09.00 am and 1.00 pm
Mobile: Donal 07769 690618	After 1.00 pm
Katie 07799 894260	After 1.00 pm

END



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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:54 25 Jul 2003
Number	9975N

25th July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 25th July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 666.1200p per share. This brings the total number of shares purchased during this programme to 50,340,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:21 28 Jul 2003
Number	0510O

28th July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 28th July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 670.4380p per share. This brings the total number of shares purchased during this programme to 50,840,927.

END

END





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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:17 29 Jul 2003
Number	0683O

BOOTS GROUP PLC

29th July 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 29th July 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has increased by 29,043 as a result of purchases and transfers by participants of rights under the All-Employee Share Scheme 2002. This includes a purchase settled on 25th July 2003 under the Share Investment Plan of the All-Employee Share Scheme, of 29,021 shares at a price of 640p per share. This represents approximately 0.0036% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr P Bateman, Mr H Dodd and Mr A Smith.

As result of the movements referred to above the number of shares held by the Trust has risen to 4,011,920 representing approximately 0.5% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,665,681.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:40 29 Jul 2003
Number	0698O

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of director

Jan BENNINK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Jan BENNINK

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Transfer

7) Number of shares/amount of stock acquired

Nil

8) Percentage of issued class

Nil

9) Number of shares/amount of stock disposed

10

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

Nil (gift)

13) Date of transaction

28th July 2003

14) Date company informed

29th July 2003

15) Total holding following this notification

Nil

16) Total percentage holding of issued class following this notification

Nil

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification
Michael Oliver

Company Secretary
Date of Notification.....29th July 2003............................

END



Next ▸



82-34701

RNS

Full Text Announcement

Next ›   

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:42 29 Jul 2003
Number	0699O

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

640p

13) Date of transaction

25th July 2003

14) Date company informed

29th July 2003

15) Total holding following this notification

117,149

16) Total percentage holding of issued class following this notification

0.0146%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....29th July 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

640p

13) Date of transaction

25th July 2003

14) Date company informed

29th July 2003

15) Total holding following this notification

115,623

16) Total percentage holding of issued class following this notification

0.014%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....29th July 2003...........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of
stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

640p

13) Date of transaction

25th July 2003

14) Date company informed

29th July 2003

15) Total holding following this notification

135,626

16) Total percentage holding of issued class following this notification

0.016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....29th July 2003............................

END



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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:24 29 Jul 2003
Number	1056O

29th July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 29th July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 667.5468p per share. This brings the total number of shares purchased during this programme to 51,340,927.

END

END

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Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:55 30 Jul 2003
Number	1575O

30th July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 30th July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 665.7000p per share. This brings the total number of shares purchased during this programme to 51,840,927.

END

END





82-34701

RNS



Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:09 31 Jul 2003
Number	2184O

31st July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 31st July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 662.4400p per share. This brings the total number of shares purchased during this programme to 52,340,927.

END

END





RNS



Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:57 1 Aug 2003
Number	2652O

1st August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 1st August 2003, Boots Group PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 658.5040p per share. This brings the total number of shares purchased during this programme to 53,090,927.

END

END





82-34701

RNS



Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:49 4 Aug 2003
Number	3129O

4th August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 4th August 2003, Boots Group PLC acquired 35,000 ordinary shares in the company for cancellation. The price paid was 655.5000p per share. This brings the total number of shares purchased during this programme to 53,125,927.

END

END





RNS



Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:56 5 Aug 2003
Number	3649O

5th August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 5th August 2003, Boots Group PLC acquired 700,000 ordinary shares in the company for cancellation. The price paid was 653.3571p per share. This brings the total number of shares purchased during this programme to 53,825,927.

END

END





82-34701

communicate RNS



Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:51 6 Aug 2003
Number	4141O

6th August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 6th August 2003, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 650.6200p per share. This brings the total number of shares purchased during this programme to 54,025,927.

END

END



82-34701

communicate RNS



Full Text Announcement

Other Announcements from this Company | Send to a Friend

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:53 7 Aug 2003
Number	4640O

7th August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 7th August 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 664.7600p per share. This brings the total number of shares purchased during this programme to 54,275,927.

END

END





82-34701



RNS



Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:57 11 Aug 2003
Number	5558O

11th August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 11th August 2003, Boots Group PLC acquired 700,000 ordinary shares in the company for cancellation. The price paid was 661.1325p per share. This brings the total number of shares purchased during this programme to 54,975,927.

END

END





82-34701

RNS



Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:56 12 Aug 2003
Number	6057O

12th August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 12th August 2003, Boots Group PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 657.0900p per share. This brings the total number of shares purchased during this programme to 55,725,927.

END

END





82-34701



RNS

Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:44 13 Aug 2003
Number	6521O

13th August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 13th August 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 659.4118p per share. This brings the total number of shares purchased during this programme to 56,225,927.

END

END





RNS



Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:04 14 Aug 2003
Number	7059O

14th August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 14th August 2003, Boots Group PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 658.6914p per share. This brings the total number of shares purchased during this programme to 56,975,927.

END

END





82-34701

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number: 4452715

Company name in full: BOOTS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
	10 06 2003	30 06 2003

Class of shares *(ordinary or preference etc.)*	Ordinary	Ordinary	
Number allotted	5,000	22,500	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.31	£4.38	

'ist the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff

82-34701

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. David Montagu STEPHENS	Class of shares allotted	Number allotted
Address	1B Crows Nest Road, Waverton		
	New South Wales 2060, Australia	Ordinary 25p	5,000
UK Postcode			
Name	Mr. Michael John OLIVER	Class of shares allotted	Number allotted
Address			
	31 Westgate, Southwell, Nottinghamshire	Ordinary 25p	22,500
UK Postcode	NG25 0JN		
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
me		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form

Signed  Date

A ~~director~~ / secretary ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

82-34701



COMPANIES FORM No. 169

Return by a company purchasing its own shares



CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below For Inland Revenue use only







Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	250,000	750,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	10/06/2/03	11/06/03	16/06/03
Maximum prices paid § for each share	£6.1027	£6.1848	£6.2103
Minimum prices paid § for each share	£6.1027	£6.1848	£6.2103

§ A private company is not required to giv· ·his informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 9,271,464.44
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 46,360

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec. Date 03 JUL 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise 'nland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

82-34701



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029





Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only







Please complete legibly, preferably in black type,or bold block lettering

* insert full name of company

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to gi' is informaton

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	710,000	600,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	17/06/2/03	20/06/03	23/06/03
Maximum prices paid § for each share	£6.2689	£6.2998	£6.1026
Minimum prices paid § for each share	£6.2689	£6.2998	£6.1026

The aggerate amount paid by the company for the shares to which this return relates was:	£ 11,301,859.40
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 56,510

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec. Date 03 JUL 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise nland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

Special and Ordinary Resolutions of

BOOTS GROUP PLC

At the First Annual General Meeting of Boots Group PLC duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE, on Thursday, 24th July 2003, the subjoined resolutions were duly passed of which resolution numbered 1 was passed as an Ordinary Resolution and resolution numbered 2 and resolution numbered 3 were passed as Special Resolutions

ORDINARY RESOLUTION

1 That the board be and it is hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities within the meaning of section 80 of the Companies Act 1985 up to an aggregate nominal amount of £67.8 million provided that this authority shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

2 That the board be and it is hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94(2) of the Act) pursuant to the authority conferred by the previous resolution for cash as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment:

(a) of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interest of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them provided that the board may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) (otherwise than pursuant to sub-paragraph (a) above) of equity securities of an aggregate nominal amount not exceeding £10.17 million

and shall expire at the conclusion of the next annual general meeting of the company save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after

SPECIAL RESOLUTION

3 That, subject to the company's Articles of Association and section 166 of the Companies Act 1985, the company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of Section 163(3) of that Act) of its own ordinary shares on such terms and in such manner as the directors of the company shall determine, provided that:

(a) the maximum number of such ordinary shares hereby authorised to be acquired is 81,300,000;

(b) the maximum price which may be paid for each ordinary share is not more than 5% above the average of the closing mid-market prices for the ordinary shares of the company (derived from the London Stock Exchange Daily Official List) for the five business days prior to the date of purchase and the minimum price per ordinary share is the nominal value thereof in each case exclusive of any expenses payable by the company; and

(c) the authority hereby given shall expire at the conclusion of the next annual general meeting of the company save that the company may make a purchase of ordinary shares after expiry of such authority in execution of a contract of purchase that was made under and before the expiry of such authority.



M J OLIVER
Secretary

82-34701

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	677,000	500,000	1,000,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	08/07/2/03	09/07/03	14/07/03
Maximum prices paid § for each share	£6.4555	£6.4831	£6.6010
Minimum prices paid § for each share	£6.4555	£6.4831	£6.5323

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 14,203,425.56
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 71,020

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date 28 JUL 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

82-34701

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985





Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1000000	500,000	150,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	15/07/2/03	16/07/03	17/07/03
Maximum prices paid § for each share	£6.3864	£6.4600	£6.5493
Minimum prices paid § for each share	£6.3864	£6.4600	£6.5493

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 10,617,398.18
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 53,090

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [handwritten] Date 28 JUL 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

82-34701

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	388,500	160,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	03/07/2/03	04/07/03	07/07/03
Maximum prices paid § for each share	£6.3625	£6.4800	£6.4925
Minimum prices paid § for each share	£6.3625	£6.4800	£6.4925

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 6,766,705.84
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 33,835

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 28 JUL 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

82-34701



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type.or bold block lettering

* insert full name of company

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* BOOTS GROUP PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	24/06/2/03	25/06/03	27/06/03
Maximum prices paid § for each share	£6.1177	£6.1038	£6.1443
Minimum prices paid § for each share	£6.1177	£6.1038	£6.1443

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 9,198,974.58
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 45,995

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date 28 JUL 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

82-34701

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh